October 6, 2022

Via Edgar Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tony Watson and Adam Phippen

Re: Fiesta Restaurant Group, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2022
Filed March 10, 2022
Form 8-K Filed August 11, 2022
File No. 001-35373

Dear Mr. Watson and Mr. Phippen:
Fiesta Restaurant Group, Inc. ("Fiesta", "we", "us", "our", or the "Company") respectfully submits the following responses to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated September 8, 2022 (the "Comment Letter"), regarding Fiesta's Annual Report on Form 10-K for the fiscal year ended January 2, 2022, which was filed with the Commission on March 10, 2022 (the "Form 10-K"), and Current Report on Form 8-K filed with the Commission on August 11, 2022.
For ease of reference, the Staff's comments are included in italics below, followed in each case by the Company's response.
Form 10-K for the Fiscal Year Ended January 2, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Management's Use of Non-GAAP Financial Measures, page 47
1.    Please reconcile Restaurant-level Adjusted EBITDA to income (loss) from operations, the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment. We intend to include the reconciliation of Restaurant-level Adjusted EBITDA to income (loss) from operations in future filings with the Commission beginning with the Company's Quarterly Report on Form 10-Q for the third fiscal quarter of 2022. Additionally, we intend to present and rename Restaurant-level Adjusted EBITDA as Restaurant-level Operating Profit in future filings with the Commission beginning with the Company's Quarterly Report on Form 10-Q for the third fiscal quarter of 2022. Please see Appendix A to this letter for the form of our presentation of the reconciliation of Restaurant-level Operating Profit to income (loss) from operations.
2.     Please tell us your consideration of including net income (loss) as percentage of total revenues where you disclose Adjusted EBITDA as a percentage of total revenues and income (loss) from operations as a percentage of restaurant sales where you disclose Restaurant-level Adjusted EBITDA as percentage of restaurant sales which are the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment. We intend to include net income (loss) as a percentage of total revenues where we disclose Adjusted EBITDA as a percentage of total revenues and income (loss) from operations as a percentage of restaurant sales where we disclose Restaurant-level Operating Profit (formerly captioned as Restaurant-level Adjusted EBITDA), in future filings with the Commission beginning with the Company's Quarterly Report on Form 10-Q for the third fiscal quarter of 2022. Please see Appendix A to this letter for the form of our presentation of net income (loss) as a percentage of total revenues and income (loss) from operations as a percentage of restaurant sales.
3.    Reference is made to the removal of closed restaurant rent expense, net of sublease income, and digital and brand repositions costs in your calculation of Consolidated Adjusted EBITDA. Please tell us if you consider these expenses normal, recurring, cash operating expenses necessary to operate your business. If so, tell us why the measure is not misleading. Refer to Question 100.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff's comment and advises the Staff that the Company does not consider the closed restaurant rent expense, net of sublease income, and digital and brand repositioning costs to be normal, recurring, cash operating expenses necessary to operate our business.
With respect to the closed restaurant rent expense, net of sublease income, the costs are not related to operating units or revenue generating units and are the result of the non-recurring, one-time events discussed below. These costs represent expenses related to the contractual lease obligations for non-operating units for closures described in more detail below. For these non-revenue generating units, the Company does not consider them part of the Company's ongoing operations and attempts to terminate the leases as contracts allow. In instances where it is advantageous to sublet, the Company has entered, and expects to continue to enter, into agreements to sublease the locations through the remaining terms and offset the closed restaurant rent expense with the sublease income. However, the Company is not in the business to hold closed store leases as a lessor or sublessor and the expenses and related income are not part of the Company's operations and are only as a result of one-time events.
All but one the restaurant closed from 2017 through 2021 were due to non-recurring and one-time events:

1.    Closures in 2017-2018 as part of the Pollo Tropical Renewal Plan that was completed in 2018.
2.    Closures at Taco Cabana completely related to preparing that business for divestiture, which was completed in 2021.
3.    Closures at two Pollo Tropical restaurants that had COVID-19 related trade area impacts that were deemed to be largely irreversible, changing the outlook for those units.
As part of the Company's renewal plan, in fiscal 2017 and 2018, 54 Pollo Tropical restaurants outside the Company's core market were closed. This one-time exit of certain markets as part of the Company's strategic renewal plan involved costs related to the closed locations. In the first quarter of fiscal year 2020, 19 Taco Cabana restaurants were closed as part of the Company's plan to divest the Taco Cabana brand which was consummated on August 16, 2021, at which point, the leases associated with those closed restaurants were transferred to Pollo Tropical. The divestiture of the Taco Cabana brand was a one-time disposition which involved closed restaurant expenses. In the third quarter of fiscal year 2020, due primarily to the impacts of the COVID-19 pandemic, the Company closed two Pollo Tropical locations. The Company also considers the immediate impacts of the COVID-19 pandemic to be one-time occurrences.
The digital and brand repositioning costs relate to two different items as follows:

1.    Approximately $1.1 million, $0.4 million, and $0.2 million for the fiscal years ended January 2, 2022, January 3, 2021, and December 29, 2019, respectively, related to costs incurred in the preliminary project stage, as that term is defined in Accounting Standards Codification ("ASC") paragraph 350-40-25-1, for non-recurring internal use software projects. The projects were comprised of the development of separate and one-time projects including the following:
a.    Completely new and customized mobile and online application and subsequent unique functionality enhancements for both IOS and Android.
b.    Completion of ADA regulatory compliance requirements to add functionality required by ADA laws.
c.    The addition of new and unique digital drive-thru technology to enable digital orders in the drive-thru channel / lanes.
d.    The addition of new and unique curbside technology to enable curbside ordering and order fulfillment.
Ongoing maintenance costs associated with managing these digital assets, e.g.: bug fixes and platform costs, are not included within these amounts as they are considered to be recurring in nature.

2.    Approximately $0.7 million for the year ended January 2, 2022, related to non-recurring external professional fees related to growth initiatives. These costs were not normal or related to the operations of the business.
As described in Item 7. Management's Discussion and Analysis of Results of Operations on page 35 of the form 10-K, total costs related to digital and brand repositioning costs were $3.3 million for the fiscal year ended January 2, 2022, compared to $1.8 million of costs removed in the calculation of Consolidated Adjusted EBITDA for the fiscal year ended January 2, 2022. Only the general and administrative expenses that were one-time in nature as described above were included in the $1.8 million adjustment to Consolidated Adjusted EBITDA for the fiscal year ended January 2, 2022. The ongoing maintenance costs are considered normal, recurring, cash operating expenses and are therefore excluded from the adjustment to Consolidated Adjusted EBITDA for the fiscal year ended January 2, 2022.

Form 8-K Filed August 11, 2022
Exhibit 99.1, page 1
4.    Reference is made to your discussion of Restaurant-level Adjusted EBITDA margin and Consolidated Adjusted EBITDA on pages 1 and 4. Please present and discuss the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff's comment. In our discussion of Restaurant-level Operating Profit margin (formerly captioned Restaurant-level Adjusted EBITDA margin), we intend to include a discussion of income (loss) from operations margin, and in our discussion of Consolidated Adjusted EBITDA, we intend to include a discussion of net income (loss), the most directly comparable measures, in future filings with the Commission.

5.    Your adjustments (a) and (b) on pages 17 and 18 related to tax law change and to reverse the tax valuation allowance appear to result in an individually tailored income tax recognition method. Please revise your presentation to omit these adjustments or tell us why you believe they are appropriate. Refer to Questions 100.04 and 102.11 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff's comment. We intend to remove the adjustments related to tax law changes and tax valuation allowance in future filings with the Commission.

We thank the Commission for its attention to this matter and its consideration of this response. If you have any questions or if there is any additional information that we can provide to assist the Staff in its review, please feel free to contact me at 972-914-2272 or via email at dimontgomery@frgi.com.

Very truly yours,

/s/ Dirk Montgomery

Dirk Montgomery
Senior Vice President,
Chief Financial Officer
and Treasurer

cc:	Richard C. Stockinger, Chief Executive Officer
Louis DiPietro, Senior Vice President, Chief Legal and People Officer, General Counsel and Secretary

APPENDIX A
A reconciliation from consolidated net income (loss) to Continuing Operations Consolidated Adjusted EBITDA follows (in thousands). All amounts are from continuing operations unless otherwise indicated.

	Year Ended
	January 2, 2022	January 3, 2021	December 29, 2019
Net income (loss)	$10,370	$(10,211)	$(84,386)
Loss (income) from discontinued operations	(18,455)	6,825	82,391
Provision for (benefit from) income taxes	1,083	(7,044)	11,830
Income (loss) before taxes	(7,002)	(10,430)	9,835
Add:
Non-general and administrative adjustments:
Depreciation and amortization	20,574	22,009	22,186
Impairment and other lease charges	1,538	8,023	15
Interest expense	374	292	325
Closed restaurant rent expense, net of sublease income(1)	2,999	4,331	3,260
Other expense (income), net	478	(2,098)	862
Stock-based compensation expense	53	73	70
Total non-general and administrative adjustments	26,016	32,630	26,718
General and administrative adjustments:
Stock-based compensation expense	4,163	2,681	2,320
Restructuring costs and retention bonuses(2)	18	686	891
Digital and brand repositioning costs(3)	1,821	424	207
Total general and administrative adjustments	6,002	3,791	3,418
Consolidated Adjusted EBITDA	$25,016	$25,991	$39,971
Total revenues	$357,277	$315,358	$363,473
Net income (loss) as a percentage of total revenues	2.9%	(3.2)%	(23.2)%
Adjusted EBITDA as a percentage of total revenues	7.0%	8.2%	11.0%
(1)     Closed restaurant rent, net of sublease income, for the years ended January 2, 2022, January 3, 2021 and December 29, 2019 primarily consists of closed restaurant lease costs of $9.1 million, $9.2 million and $6.8 million, respectively, partially offset by sublease income of $(6.1) million, $(4.9) million and $(3.4) million, respectively.
(2)    Restructuring costs and retention bonuses for the year ended January 3, 2021, include severance costs related to eliminated positions related to terminations in response to the COVID-19 pandemic. Restructuring costs and retention bonuses for the year ended December 29, 2019, include severance costs related to eliminated positions.
(3)     Digital and brand repositioning costs for the years ended January 2, 2022, January 3, 2021 and December 29, 2019 include consulting costs related to repositioning the brand and digital experience for our customers.

A reconciliation from income (loss) from operations to Restaurant-level Operating Profit follows (in thousands):

Year Ended	Pollo Tropical	Other	Continuing Operations
January 2, 2022:
Income (loss) from operations	$7,793	$(14,421)	$(6,628)
Add:
Non-general and administrative adjustments:
Depreciation and amortization	19,962	612	20,574
Impairment and other lease charges	1,570	(32)	1,538
Closed restaurant rent expense, net of sublease income	1,946	1,053	2,999
Other expense (income), net	362	116	478
Stock-based compensation expense	53	—	53
Total non-general and administrative adjustments	23,893	1,749	25,642
General and administrative adjustments:
Stock-based compensation expense	2,540	1,623	4,163
Restructuring costs and retention bonuses	78	(60)	18
Digital and brand repositioning costs	1,821	—	1,821
Transaction costs	677	(677)	—
Total general and administrative adjustments	5,116	886	6,002
Adjusted EBITDA(1)	36,802	(11,786)	25,016
Restaurant-level adjustments:
Add: Other general and administrative expense(2)	28,041	11,481	39,522
Less: Franchise royalty revenue and fees	1,785	—	1,785
Restaurant-level Operating Profit	$63,058	$(305)	$62,753
Restaurant sales	$355,492		$355,492
Income (loss) from operations as a percentage of restaurant sales	2.2%		(1.9)%
Restaurant-level Operating Profit as a percentage of restaurant sales	17.7%		17.7%

Year Ended	Pollo Tropical	Other	Continuing Operations
January 3, 2021:
Income (loss) from operations	$4,962	$(15,100)	$(10,138)
Add:
Non-general and administrative adjustments:
Depreciation and amortization	21,112	897	22,009
Impairment and other lease charges	8,023	—	8,023
Closed restaurant rent expense, net of sublease income	2,093	2,238	4,331
Other expense (income), net	(2,373)	275	(2,098)
Stock-based compensation expense	73	—	73
Total non-general and administrative adjustments	28,928	3,410	32,338
General and administrative adjustments:
Stock-based compensation expense	1,652	1,029	2,681
Restructuring costs and retention bonuses	551	135	686
Digital and brand repositioning costs	424	—	424
Total general and administrative adjustments	2,627	1,164	3,791
Adjusted EBITDA(1)	36,517	(10,526)	25,991
Restaurant-level adjustments:
Add: Other general and administrative expense(2)	25,995	10,062	36,057
Less: Franchise royalty revenue and fees	1,246	—	1,246
Restaurant-level Operating Profit	$61,266	$(464)	$60,802
Restaurant sales	$314,112		$314,112
Income (loss) from operations as a percentage of restaurant sales	1.6%		(3.2)%
Restaurant-level Operating Profit as a percentage of restaurant sales	19.5%		19.4%

Year Ended	Pollo Tropical	Other	Continuing Operations
December 29, 2019:
Income (loss) from operations	$22,253	$(12,093)	$10,160
Add:
Non-general and administrative adjustments:
Depreciation and amortization	21,476	710	22,186
Impairment and other lease charges	15	—	15
Closed restaurant rent expense, net of sublease income	3,260	—	3,260
Other expense (income), net	862	—	862
Stock-based compensation expense	70	—	70
Total non-general and administrative adjustments	25,683	710	26,393
General and administrative adjustments:
Stock-based compensation expense	1,590	730	2,320
Restructuring costs and retention bonuses	827	64	891
Digital and brand repositioning costs	207	—	207
Total general and administrative adjustments	2,624	794	3,418
Adjusted EBITDA(1)	50,560	(10,589)	39,971
Restaurant-level adjustments:
Add: Pre-opening costs	380	—	380
Add: Other general and administrative expense(2)	28,400	10,088	38,488
Less: Franchise royalty revenue and fees	1,780	—	1,780
Restaurant-level Operating Profit	$77,560	$(501)	$77,059
Restaurant sales	$361,693		$361,693
Income (loss) from operations as a percentage of restaurant sales	6.2%		2.8%
Restaurant-level Operating Profit as a percentage of restaurant sales	21.4%		21.3%
(1)     Corporate overhead that was previously allocated to Taco Cabana is now included within "Other" because it is not a component of discontinued operations.
(2)    Excludes general and administrative adjustments included in Adjusted EBITDA.